Exhibit 2

BIOLINERX LTD. For the Annual General Meeting of Shareholders to be held on July 3, 2022 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
The undersigned shareholder of BioLineRx Ltd. (the “Company”) hereby appoints Mali Zeevi and/or Raziel Fried, and each or either of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote, as designated below, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of the shareholders of the Company which will be held at the offices of the Company at Modi’in Technology Park, 2 HaMa’ayan Street, Modi’in 7177871, Israel, on July 3, 2022 at 3:00 p.m. (local time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)	See Reverse Side

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

BIOLINERX LTD.

July 3, 2022

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN. IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS HEREIN.
Please mark your vote for the following resolutions as in this example ☒
1.
TO APPROVE the re-election of the following nominees to serve as directors of the Company for the coming year until the next annual general meeting of the Company’s shareholders or until their respective successors are duly elected:
		FOR	AGAINST	ABSTAIN
	a. Aharon Schwartz	☐	☐	☐
	b. Michael Anghel	☐	☐	☐
	c. B.J. Bormann	☐	☐	☐
	d. Raphael Hofstein	☐	☐	☐
	e. Sandra Panem	☐	☐	☐
2.
TO APPROVE the election of Rami Dar to the Board of Directors for a three-year term as external director, commencing as of July 6, 2022, and to approve the grant of options to him, as described in the Proxy Statement.
		FOR ☐	AGAINST ☐	ABSTAIN ☐

Do you have a “Personal Interest” (as defined in the Proxy Statement) with respect to the subject matter of this proposal?  (Please note: if you do not mark either “Yes” or “No” your shares will not be voted on Proposal 2)
		YES ☐	NO ☐
3.
TO APPROVE the re-election of Dr. Avraham Molcho to the Board of Directors for a three-year term as external director, commencing as of July 6, 2022, and to approve the grant of options to him, as described in the Proxy Statement.
		FOR ☐	AGAINST ☐	ABSTAIN ☐

Do you have a “Personal Interest” (as defined in the Proxy Statement) with respect to the subject matter of this proposal?  (Please note: if you do not mark either “Yes” or “No” your shares will not be voted on Proposal 3)
		YES ☐	NO ☐
4.	TO APPROVE the Company’s new Compensation Policy for Executives and Directors in the form attached as Annex A to the proxy statement.	FOR ☐	AGAINST ☐	ABSTAIN ☐

Do you have a “Personal Interest” (as defined in the Proxy Statement) with respect to the subject matter of this proposal?  (Please note: if you do not mark either “Yes” or “No” your shares will not be voted on Proposal 4)
		YES ☐	NO ☐
5.	TO APPROVE an increase in the cash compensation of the directors, as described in the Proxy Statement.	FOR ☐	AGAINST ☐	ABSTAIN ☐
6.	TO APPROVE the grant of options to each of the non-external directors, as described in the Proxy Statement.	FOR ☐	AGAINST ☐	ABSTAIN ☐
7.	TO APPROVE the equity compensation of Philip Serlin, the Company’s Chief Executive Officer, as described in the Proxy Statement.	FOR ☐	AGAINST ☐	ABSTAIN ☐

Do you have a “Personal Interest” (as defined in the Proxy Statement) with respect to the subject matter of this proposal?  (Please note: if you do not mark either “Yes” or “No” your shares will not be voted on Proposal 7)
		YES ☐	NO ☐
8.
TO APPROVE an increase in the number of the Company’s authorized ordinary shares and authorized share capital, and to amend the Articles of Association of the Company to reflect such increase, as described in the Proxy Statement.
		FOR ☐	AGAINST ☐	ABSTAIN ☐
9.
TO APPROVE the reappointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2022 and to authorize the Audit Committee of the Board of Directors to fix the compensation of said auditors in accordance with the scope and nature of their services.
		FOR ☐	AGAINST ☐	ABSTAIN ☐

Name:
Number of shares:
Signature:
Date:
NOTE: Please mark date and sign exactly as the name(s) appear on this proxy. If the signer is a corporation, please sign the full corporate name by a duly authorized officer. Executors, administrators, trustees, etc. should state their full title or capacity. Joint owners should each sign.